EX 99.28(h)(2)

Administrative Fee Waiver Agreement

This Agreement, dated as of the 25th day of September, 2017, is between JNL Variable Fund LLC (the “Fund”) on behalf of each of its series of shares (each a “fund” and collectively, the “funds”) listed on Schedule A attached hereto, as may be amended from time to time, and Jackson National Asset Management, LLC (the “Administrator”) (the “Agreement”).

Whereas, pursuant to an administration agreement between the Fund and the Administrator (the “Administration Agreement”), the Administrator furnishes administrative services to each fund of the Fund and is paid an administration fee as described in and set forth on Schedule B of the Administration Agreement; and

Whereas, the Fund and the Administrator desire to enter into the arrangements described herein relating to the administration fee of the funds.

Now, Therefore, the Fund and the Administrator hereby agree as follows:

1.          The Administrator hereby agrees to waive, for each fund listed on Schedule A, a portion of its administration fee in the amounts listed on Schedule A, as it may be amended and approved by the Board of Managers of the Fund (the “Board”) from time to time, but no more frequently than annually.

2.          The waiver described in Section 1 above is not subject to recoupment by the Administrator.

3.          The Administrator understands and intends that the funds will rely on this Agreement: (a) in preparing and filing amendments to the registration statements for the Fund on Form N-1A with the U.S. Securities and Exchange Commission, (b) in accruing each fund’s expenses for purposes of calculating its net asset value per share, and (c) for certain other purposes and expressly permits the funds to do so.

4.          This Agreement shall have an initial term expiring one year from the date of this Agreement for each fund (the “Initial Term”).  The Administrator may extend this Agreement for each fund before the expiration of the Initial Term, which extension shall automatically be effective for a term ending April 30th of the following year, and thereafter this Agreement shall automatically renew upon the end of the then current term for a new one-year term with respect to each fund unless the Administrator provides written notice of the termination of this Agreement to the Board within 30 days prior to the end of the then current term for that fund.

In Witness Whereof, the parties hereto have executed this Agreement as of the date first above written.

JNL VARIABLE FUND LLC		JACKSON NATIONAL ASSET MANAGEMENT, LLC

By:	/s/ Kristen K. Leeman	By:	/s/ Mark D. Nerud
Name:	Kristen K. Leeman	Name:	Mark D. Nerud
Title:	Assistant Secretary	Title:	President and CEO

Schedule A
Dated September 25, 2017
(List of Funds)

Fund	Class A Waiver	Class I Waiver
JNL/Mellon Capital DowSM Index Fund	None	0.05%
JNL/Mellon Capital MSCI World Index Fund	None	0.05%
JNL/Mellon Capital Nasdaq® 100 Index Fund	None	0.05%
JNL/Mellon Capital S&P® SMid 60 Fund	None	0.05%
JNL/Mellon Capital Consumer Discretionary Sector Fund	None	0.05%
JNL/Mellon Capital Energy Sector Fund	None	0.05%
JNL/Mellon Capital Financial Sector Fund	None	0.05%
JNL/Mellon Capital Healthcare Sector Fund	None	0.05%
JNL/Mellon Capital Information Technology Sector Fund	None	0.05%
JNL/Mellon Capital Telecommunications Sector Fund	None	0.05%

A-1